EXHIBIT 4

              Instruments Defining the Rights of Security Holders

The front of the Company's stock certificate and the text appearing on the back of the Company's stock certificate are included with this Registration as
Exhibit 99.2 and Exhibit 99.3, respectively. The pages from the Company's Articles of Incorporation and By-laws that define the rights of holders are also included with this Registration as Exhibit 99.4.